                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                        Commission file number 001-12335


                     Galesburg Hourly Employee Savings Trust
                                   401(k) Plan


                          Butler Manufacturing Company
                                    BMA Tower
                                Penn Valley Park
                              Kansas City, MO 64108

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of the
Butler Manufacturing Company:

We have audited the accompanying statements of net assets available for benefits, with fund information of the Butler Manufacturing Company Galesburg Hourly Employee Savings Trust as of December 31,1998, and the related statement of changes in net assets available for benefits, with fund information for the year then ended. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of the Butler Manufacturing Company Galesburg Hourly Employee Savings Trust for 1997 were audited by other auditors whose report, dated June 9, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits, with fund information and changes in net assets available for benefits, with fund information is presented for the purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        /s/ Arthur Andersen, LLP

Kansas City, Missouri,
  June 29, 1999

                          BUTLER MANUFACTURING COMPANY

                     GALESBURG HOURLY EMPLOYEE SAVINGS TRUST


     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                           DECEMBER 31, 1998 AND 1997

                                                                  Fund Information for 1998
                                    -----------------------------------------------------------------------------------------
                                     Managed                                        Equity        International
                                     Income        Puritan         Magellan         Income           Growth            Asset
                                    Portfolio       Fund            Fund             Fund             Fund            Manager
                                    ---------       ----            ----             ----             ----            -------
ASSETS:
  Investments, at fair value-
    Fidelity investment funds-
     Managed Income Portfolio       $539,504     $         -      $        -          $     -         $      -         $     -
     Puritan Fund                          -       1,092,449               -                -                -               -
     Magellan Fund                         -               -       1,656,706                -                -               -
     Equity Income Fund                    -               -               -          678,321                -               -
     International Growth Fund             -               -               -                -          134,341               -
     Asset Manager                         -               -               -                -                -          25,948
     Asset Manager Growth                  -               -               -                -                -               -
     Asset Manager Income                  -               -               -                -                -               -
     Retirement Money Market
     Trust                                 -               -               -                -                -               -
     Butler Stock Fund                     -               -               -                -                -               -
     Participant loans                     -               -               -                -                -               -
                                    --------      ---------       ----------          -------          -------         -------
        Total investments            539,504       1,092,449       1,656,706          678,321          134,341          25,948
                                    --------      ---------       ----------          -------          -------         -------

  Receivables-
    Employee contributions
    receivable                             -              -                -                -                -               -
                                    --------      ---------       ----------          -------          -------         -------
        Total receivables                  -              -                -                -                -               -
                                    --------      ---------       ----------          -------          -------         -------
        Net assets available
          for benefits              $539,504     $1,092,449       $1,656,706          $678,321        $134,341         $25,948
                                    ========     ==========       ==========          ========        ========         =======



                                                                        Fund Information for 1998
                                    ----------------------------------------------------------------------------------------------
                                       Asset        Asset       Retirement       Butler
                                       Manager     Manager        Money           Stock       Participant
                                       Growth      Income      Market Trust       Fund           Loans         Other         Total
                                       ------      ------      ------------       ----           -----         -----         -----
ASSETS:
  Investments, at fair value-
    Fidelity investment funds-
     Managed Income Portfolio       $        -   $        -    $        -     $        -     $        -    $        -    $  539,504
     Puritan Fund                            -            -             -              -              -             -     1,092,449
     Magellan Fund                           -            -             -              -              -             -     1,656,706
     Equity Income Fund                      -            -             -              -              -             -       678,321
     International Growth Fund               -            -             -              -              -             -       134,341
     Asset Manager                           -            -             -              -              -             -        25,948
     Asset Manager Growth               60,929            -             -              -              -             -        60,929
     Asset Manager Income                    -       29,028             -              -              -             -        29,028
     Retirement Money Market
      Trust                                  -            -       657,299              -              -             -       657,299
     Butler Stock Fund                       -            -             -         70,058              -             -        70,058
     Participant loans                       -            -             -              -        227,463             -       227,463
                                    ----------   ----------    ----------     ----------     ----------    ----------    ----------
        Total investments               60,929       29,028       657,299         70,058        227,463             -     5,172,046
                                    ----------   ----------    ----------     ----------     ----------    ----------    ----------

  Receivables-
    Employee contributions
     receivable                              -            -             -              -              -        81,229        81,229
                                    ----------   ----------    ----------     ----------     ----------    ----------    ----------
        Total receivables                    -            -             -              -              -        81,229        81,229
                                    ----------   ----------    ----------     ----------     ----------    ----------    ----------
        Net assets available
          for benefits              $   60,929   $   29,028    $  657,299     $   70,058     $  227,463    $   81,229    $5,253,275
                                    ==========   ==========    ==========     ==========     ==========    ==========    ==========



                                   (continued)

                          BUTLER MANUFACTURING COMPANY

                    GALESBURG HOURLY EMPLOYEE SAVINGS TRUST


     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                           DECEMBER 31, 1998 AND 1997
                                  (continued)


                                                               Fund Information for 1997
                                    ------------------------------------------------------------------------------------------
                                     Managed                                       Equity        International
                                     Income        Puritan      Magellan           Income           Growth              Asset
                                    Portfolio       Fund          Fund              Fund             Fund              Manager
                                    ---------       ----          ----              ----             ----              -------
ASSETS:
  Investments, at fair value-
    Fidelity investment funds-
      Managed Income Portfolio      $427,910        $      -   $        -         $      -          $     -             $     -
      Puritan Fund                         -         808,721            -                -                -                   -
      Magellan Fund                        -               -    1,030,032                -                -                   -
      Equity Income Fund                   -               -            -          498,086                -                   -
      International Growth Fund            -               -            -                -           88,685                   -
      Asset Manager                        -               -            -                -                -              16,548
      Asset Manager Growth                 -               -            -                -                -                   -
      Asset Manager Income                 -               -            -                -                -                   -
      Retirement Money Market
       Trust                               -               -            -                -                -                   -
      Butler Stock Fund                    -               -            -                -                -                   -
      Participant loans                    -               -            -                -                -                   -
                                    --------        --------   ----------         --------          -------             -------
           Total investments         427,910         808,721    1,030,032          498,086           88,685              16,548
                                    --------        --------   ----------         --------          -------             -------

  Receivables-
    Employee contributions
     receivable                            -               -            -                -                -                   -
                                    --------        --------   ----------         --------          -------             -------
           Total receivables               -               -            -                -                -                   -
                                    --------        --------   ----------         --------          -------             -------
           Net assets available
             for benefits           $427,910        $808,721   $1,030,032         $498,086          $88,685             $16,548
                                    ========        ========   ==========         ========          =======             =======


                                                                      Fund Information for 1997
                                    --------------------------------------------------------------------------------------------
                                      Asset        Asset      Retirement       Butler
                                     Manager      Manager       Money          Stock      Participant
                                     Growth       Income      Market Trust      Fund        Loans          Other        Total
                                     ------       ------      ------------      ----        -----          -----        -----
ASSETS:
  Investments, at fair value-
    Fidelity investment funds-
      Managed Income Portfolio      $     -       $     -       $      -      $     -      $      -       $      -    $  427,910
      Puritan Fund                        -             -              -            -             -              -       808,721
      Magellan Fund                       -             -              -            -             -              -     1,030,032
      Equity Income Fund                  -             -              -            -             -              -       498,086
      International Growth Fund           -             -              -            -             -              -        88,685
      Asset Manager                       -             -              -            -             -              -        16,548
      Asset Manager Growth           33,195             -              -            -             -              -        33,195
      Asset Manager Income                -        19,821              -            -             -              -        19,821
      Retirement Money Market
       Trust                              -             -        499,402            -             -              -       499,402
      Butler Stock Fund                   -             -              -       74,851             -              -        74,851
      Participant loans                   -             -              -            -       148,153              -       148,153
                                    -------       -------       --------      -------      --------        -------    ----------
           Total investments         33,195        19,821        499,402       74,851       148,153              -     3,645,404
                                    -------       -------       --------      -------      --------        -------    ----------

  Receivables-
    Employee contributions
     receivable                           -             -              -            -             -         76,515        76,515
                                    -------       -------       --------      -------      --------        -------    ----------
           Total receivables              -             -              -            -             -         76,515        76,515
                                    -------       -------       --------      -------      --------        -------    ----------
           Net assets available
             for benefits           $33,195       $19,821       $499,402      $74,851      $148,153        $76,515    $3,721,919
                                    =======       =======       ========      =======      ========        =======    ==========

   The accompanying notes are an integral part of these financial statements.

                          BUTLER MANUFACTURING COMPANY

                     GALESBURG HOURLY EMPLOYEE SAVINGS TRUST


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                     Managed                                    Equity    International
                                     Income        Puritan      Magellan        Income        Growth           Asset
                                    Portfolio       Fund          Fund           Fund          Fund           Manager
                                    ---------       ----          ----           ----          ----           -------
CONTRIBUTIONS:
    Employee                         $ 93,879   $  167,243    $   231,012     $109,965      $ 39,969         $  6,801
    Employer                           16,265       26,303         37,429       16,950         6,801              828
    Rollover                                -            -              -            -             -                -
                                     --------   ----------    ----------      --------      --------         --------
           Total  contributions       110,144      193,546        268,441      126,915        46,770            7,629

INCOME:
    Net appreciation
    (depreciation) in fair
      value of investments                  -       37,733        325,233       33,617         5,149           (1,277)
    Interest and dividends             29,528      111,355         77,732       38,510         4,745            4,617

OTHER INCREASES (DECREASES):
    Distributions                     (24,175)     (23,105)       (41,504)     (14,917)       (5,771)            (641)
    Fees                                 (344)      (4,486)        (1,953)        (323)          (83)             (21)
    Loan repayments                     9,007       11,572         22,432       12,949         1,403              188
    Loan withdrawals                  (19,487)     (25,911)       (52,595)     (16,534)       (3,029)            (880)
    Net interfund
    transfers                           1,259      (16,560)        24,492          227        (4,752)            (215)
    Net transfers (to) from
    another employer-sponsored fund     6,290         (416)         4,396         (209)        1,224                -
    Other                                (628)           -             -             -             -                -
                                     --------   ----------    ----------      --------      --------         --------
           Increase (decrease) in
              net assets
              available for
              for plan benefits       111,594      283,728       626,674       180,235        45,656            9,400

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, beginning of year       427,910      808,721     1,030,032       498,086        88,685           16,548
                                     --------   ----------    ----------      --------      --------         --------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, end of year            $539,504   $1,092,449    $1,656,706      $678,321      $134,341         $ 25,948
                                     ========   ==========    ==========      ========      ========         ========


                                      Asset        Asset      Retirement      Butler
                                     Manager      Manager       Money         Stock    Participant
                                     Growth       Income     Market Trust     Fund        Loans          Other        Total
                                     ------       ------     ------------     ----        -----          -----        -----
CONTRIBUTIONS:
    Employee                        $  14,087    $  8,831     $127,128     $ 22,116      $      -      $   4,714    $  825,745
    Employer                            1,835       1,259       31,494        2,741             -              -       141,905
    Rollover                                -           -            -            -             -              -             -
                                    ---------    --------     --------     --------      --------      ---------    ----------
           Total  contributions        15,922      10,090      158,622       24,857             -          4,714       967,650

INCOME:
    Net appreciation
    (depreciation) in fair
      value of investments                933         123            -      (26,325)            -              -       375,186
    Interest and dividends              8,770       2,368       32,304        1,605             -              -       311,534

OTHER INCREASES (DECREASES):
    Distributions                      (1,432)     (2,144)     (18,188)      (3,389)       (4,554)             -      (139,820)
    Fees                                  (58)          -         (871)      (1,050)            -              -        (9,189)
    Loan repayments                     1,406         887       12,053        2,489       (74,386)             -             -
    Loan withdrawals                   (3,850)       (904)     (27,326)      (4,653)      155,169              -             -
    Net interfund
    transfers                          (1,081)     (1,213)      (3,691)       1,534             -              -             -
    Net transfers (to) from
    another employer-sponsored fund     7,124           -        4,994          139         3,081              -        26,623
    Other                                   -           -            -            -             -              -          (628)
                                    ---------    --------     --------     --------      --------      ---------    ----------
           Increase (decrease) in
              net assets
              available for
              for plan benefits        27,734       9,207      157,897       (4,793)       79,310          4,714     1,531,356

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, beginning of year        33,195      19,821      499,402       74,851       148,153         76,515     3,721,919
                                    ---------    --------     --------     --------      --------      ---------    ----------

NET ASSETS AVAILABLE FOR PLAN
    BENEFITS, end of year           $  60,929    $ 29,028     $657,299     $ 70,058      $227,463      $  81,229    $5,253,275
                                    =========    ========     ========     ========      ========      =========    ==========










    The accompanying notes are an integral part of this financial statement.

                          BUTLER MANUFACTURING COMPANY

                     GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General

Effective April 1, 1991, Butler Manufacturing Company (the Company) established the Galesburg Hourly Employee Savings Trust (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The trustee of the Plan is the Fidelity Management Trust Company (Fidelity) which is appointed by the administrative committee.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in net assets available for benefits.

Fees and Expenses

The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust may be paid from the assets of the Plan or by the Company, as the Company elects.

Eligibility

All full-time Galesburg union hourly employees of the Company having completed six months of employment.

Vesting

All eligible employees participating in the Plan are immediately 100 percent vested in employer and participant contributions.

Termination

The Plan may be terminated at any time with the approval of the Company's board of directors. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability or termination of employment.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.  CONTRIBUTIONS:

Employees may contribute to the Plan from 1 percent to 15 percent of their compensation in 1 percent increments, subject to applicable IRS regulations. Participants may direct investments of their contribution in 1 percent increments among the funds established by Fidelity. At the discretion of the board of directors, employee contributions up to 6 percent of compensation will be matched 25 percent by the Company. This match is applicable only to employees who are active employees on December 31, except in cases of retirement, disability or death if the Company has made a company matching contribution under the Butler Manufacturing Company 401(k) Employee Savings Trust Plan.

3.  DISTRIBUTIONS:

If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $3,500, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

There were no distributions payable to vested participants at December 31, 1998 and 1997. These amounts would have been included in net assets available for benefits in the accompanying financial statements and shown as a liability of the Plan for purposes of the Form 5500.

4. IN-SERVICE WITHDRAWALS:

Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, the purchase of a principal residence, or to prevent eviction from a principal residence.

5.  LOANS TO PARTICIPANTS:

At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50 percent of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner which does not discriminate in favor of officers, shareholders or highly compensated participants.

6.  FEDERAL INCOME TAXES:

The Plan has received a favorable determination letter, dated December 22, 1994, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

                          BUTLER MANUFACTURING COMPANY

                     GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

            LINE 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998


                                                                                 Fair
Shares                  Description                                Cost          Value
------                  -----------                                ----          -----
          *Fidelity Management Trust Company-
539,504     Managed Income Portfolio                          $   539,504    $   539,504
 54,432     Puritan Fund                                          963,352      1,092,449
 13,712     Magellan Fund                                       1,188,129      1,656,706
 12,211     Equity Income Fund                                    534,088        678,321
  6,425     International Growth Fund                             128,777        134,341
  1,492     Asset Manager                                          25,912         25,948
  3,262     Asset Manager Growth                                   58,271         60,929
  2,356     Asset Manager Income                                   28,299         29,028
657,299     Retirement Money Market Trust                         657,299        657,299
 10,895     Butler Stock Fund                                     100,189         70,058
      -     Participant loans outstanding, 9.0%                         -        227,463

[FN]
*    Party-in-interest to the Plan

                          BUTLER MANUFACTURING COMPANY

                     GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

                  LINE 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                     Purchases                           Sales
                                            -----------------------     ------------------------------------
                                              Number of       Total      Number of      Selling     Net Gain
             Description                    Transactions      Cost      Transactions      Price       (Loss)
             -----------                    ------------      ----      ------------      -----       ------

Fidelity Management Trust Company-
    Puritan Fund                                 60          $318,859       46           $ 72,865     $ 4,635
    Magellan Fund                                64           419,095       41            117,654      20,425
    Equity Income Fund                           54           187,542       32             40,923       7,126
    Managed Income Portfolio                     44           173,323       36             61,728           -
    Retirement Money Market Trust                39           217,660       38             59,763           -

SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         GALESBURG HOURLY EMPLOYEE SAVINGS TRUST



Date: June 29, 1999                              By:  /s/  Larry C. Miller
                                                      --------------------
                                                 Larry C. Miller, Member of the
                                                   Administrative Committee

                                  EXHIBIT INDEX


Exhibit
Number                        Description                                                .
------                        -----------                                                -
13.1      McGladrey & Pullen, LLP's Independent Auditors' Report for the Year
          Ended December 31, 1997.

23.1      Consent of Independent Public Accountants dated June 29, 1998

23.2      Consent of Independent Public Accountants dated June 28, 1998